Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 16
DATED MARCH 31, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 10 dated January 13, 2011, Supplement No. 11 dated January 26, 2011, Supplement No. 12 dated February 7, 2011, Supplement No. 13 dated March 1, 2011, Supplement No. 14 dated March 9, 2011 and Supplement No. 15 dated March 17, 2011.  Unless otherwise defined in this Supplement No. 16, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On March 25, 2011, we purchased the following property:

Property Name	Date Acquired	Total Square Feet	Approx. Purchase Price	Cap Rate (1)	Approx. Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Landstown Commons --Virginia Beach, VA	03/25/11	409,747	$91,164,000	7.18%	$7,339,788	$17.91	8.5	94.4%	94.4%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2) Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Additionally, it excludes vacant spaces currently subject to earnout agreements as no purchase price was paid related to these spaces at the time of the acquisition.

Landstown Commons Shopping Center.  On March 25, 2011, we, through Inland Diversified Virginia Beach Landstown, L.L.C., a wholly owned subsidiary formed for this purpose (the “Landstown Subsidiary”), acquired a fee simple interest in a 409,747 square foot multi-use retail center known as Landstown Commons Shopping Center, located in Virginia Beach, Virginia.  We purchased this property from Mountain Ventures Virginia Beach, L.L.C., for a purchase price paid at closing equal to approximately $91.2 million.  We funded approximately $22.8 million of the purchase price with proceeds from our offering. Concurrent with closing, we entered into a loan secured by the property, in a principal amount equal to approximately $68.4 million, which funded the remainder of the purchase price.  The terms of this loan are discussed under “Financing Transactions,” below.  Closing costs did not exceed $75,000.

The cap rate for Landstown Commons Shopping Center is approximately 7.18%.  In deciding to acquire this property, we considered the following:

Leasing Activity

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Landstown Commons Shopping Center is 94.4% leased to sixty-three tenants.  The weighted-average remaining lease term for the tenants occupying the property is approximately 8.5 years.

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19,613 square feet of retail space at the property is currently available, including in-line spaces and one outparcel with frontage on Princess Anne Road.

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90% of the 32,890 square feet of Class A office space at the property is leased, and the tenants include two medical users. There are two office suites remaining, totaling 3,373 square feet.

Tenant Mix

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Retail anchor tenants at Landstown Commons Shopping Center include Best Buy, Ross Dress for Less, Bed Bath & Beyond, AC Moore, PetSmart, Office Max, Books-A-Million and Walgreens. Other tenants include Shoe Carnival, Ulta and Five Below.

Location

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The property is located within the Hampton Roads metropolitan statistical area.

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A Kohl’s department store, which is not owned by us, shadow-anchors the property.

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The property is located at the intersection of Princess Anne Road and Dam Neck Road, which have daily traffic counts in excess of 46,000 and 40,000 vehicles per day, respectively.

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The property is located approximately three miles southwest of Oceana Naval Air Station, which has approximately 7,300 active duty personnel and 1,700 civilian employees, less than one-half mile from the Virginia Beach Sportsplex and Tidewater Community College and approximately one-quarter mile from the newly constructed 72-acre Sentara Medical Complex.

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Regional access between the property and the local population is provided by Interstates 64, 264 and 664.

Demographics

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We believe that Virginia Beach is one of the fastest growing areas in Virginia.

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The population within a five-mile radius is approximately 198,600, which has grown 5.8% since 2000, with an average annual household income equal to approximately $73,900.

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The property’s customer base includes approximately 85,000 people who work within a five-mile radius.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2011 through 2020 at Landstown Commons Shopping Center and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2011	3	5,200	132,576	1.8%
2012	2	4,000	110,184	1.5%
2013	18	43,736	1,070,892	14.6%
2014	3	10,208	229,020	3.1%
2015	7	26,337	442,959	6.0%
2016	1	5,762	86,430	1.2%
2017	1	5,500	176,000	2.4%
2018	20	186,586	3,441,203	46.9%

2019	4	56,680	838,360	11.4%
2020	1	18,057	212,170	2.9%

The table below sets forth certain historical information with respect to the occupancy rates at Landstown Commons Shopping Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31*	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2010	94.4%	$17.53
2009	82.2%	$16.47
2008	98.8%	$18.86

*The first year of occupancy was 2007. Total building square footage was 409,749, 408,826 and 326,033 at December 31, 2010, 2009 and 2008, respectively.

We believe that Landstown Commons Shopping Center is suitable for its intended purpose and adequately covered by insurance.  We do not intend to make significant renovations or improvements to the property. There are nine competitive shopping centers located within approximately five miles of this property.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) were approximately $540,100.  The amount of real estate taxes assessed was calculated by multiplying Landstown Commons Shopping Center’s assessed value by a tax rate of 0.89%.  For federal income tax purposes, the depreciable basis in Landstown Commons Shopping Center will be approximately $81.4 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Financing Transactions

Landstown Commons Shopping Center Loan.  On March 25, 2011, the Landstown Subsidiary entered into a loan in an aggregate principal amount equal to approximately $68.4 million with Bank of America, N.A. (the “Landstown Lender”).  The loan is secured by a first priority mortgage on the Landstown Commons Shopping Center, and bears interest at a rate equal to the British Bankers Association LIBOR rate, calculated daily, plus 3.0% per annum.  The effective annual interest rate as of March 31, 2011 is 3.26% per annum.  The loan has a one-year term with all accrued interest due monthly and with principal payable in five equal monthly installments of $3.04 million beginning on April 25, 2011, a single installment of $3.035 million due on September 25, 2011 and the remaining principal balance and any accrued interest due on the maturity date. The Landstown Subsidiary may extend the loan’s maturity date for one year. The exercise by the Landstown Subsidiary of its option to extend the term of the loan is subject to, among other conditions, (1) providing the Landstown Lender with written notice of the requested extension, (2) the absence of any continuing event of default under the loan documents, or any event which, with the giving of notice or the passage of time, or both, would constitute such an event of default, and (3) paying a non-refundable extension fee in an amount equal to 0.15% of the then outstanding principal balance of the loan. The loan may be prepaid, in full at any time or in part from time to time, without penalty.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  If an event of default occurs under the loan, the Landstown Lender may declare the debt to be immediately due and payable.  If an event of a default occurs and is continuing, the Landstown Lender may increase the interest rate on the unpaid principal balance by 3.0% per annum, independent of whether the Landstown Lender elects to declare the debt to be immediately due and payable.  The loan is non-recourse to the Landstown Subsidiary.

We have guaranteed the obligations or liabilities of the Landstown Subsidiary to the Landstown Lender for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation of the Landstown Subsidiary, gross negligence or willful misconduct, material waste of the property and the breach of any representation or warranty concerning environmental laws, among other things, as well as up to $25 million of the debt in the event that the Landstown Subsidiary fails to comply with its payment obligations under the loan documents.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of March 25, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	33,108,614	329,310,105	31,253,897	298,056,208

Shares sold pursuant to our distribution reinvestment plan:	750,442	7,129,193	-	7,129,193

Shares purchased pursuant to our share repurchase program:	(36,387)	(349,526)	–	(349,526)
Total:	33,842,669	$336,289,772	$31,253,897	$305,035,875

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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